Scott C. Coffman
Bountiful, Utah

April 15, 2015

Richard D. Surber
Chairman of the Board
Green Endeavors, Inc.
59 W 100 S, 2nd Floor
Salt Lake City, UT 84101

Dear Richard:

This letter is to serve as my resignation as Chief Financial Officer and a Director of Green Endeavors, Inc., to take effect April 15, 2015.

I have enjoyed my association with Green and I will miss the daily friendship of all involved within the Green, its subsidiaries, and the related companies. Even though I have decided to take my career in a different direction, I may have some limited time available for Green's transition toward a replacement.

I wish you, the Board, and the entire organization the best of luck for continued success.

Respectfully submitted,

Scott C. Coffman

Cc: Michael Golightly
Counsel for Green